Exhibit 12.1

	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Predecessor			Successor
			January 1	June 17			Six Months
	Year Ended		through	through	Year Ended		Ended
	December 31,		June 16,	December 31,	December 31,		June 30,
(in millions)	2008	2009	2010	2010	2011	2012	2013
Earnings:
Income (loss) before income taxes	$3.6	$153.8	$126.5	$1.1	$(36.1)	$47.9	$(35.7)
Adjustment for companies accounted for by the equity method	10.8	13.7	3.3	(12.6)	(6.7)	(6.2)	(10.7)
Less: Capitalized interest	—	—	—	(0.3)	(1.7)	(6.2)	(1.5)
Add: Amortization of capitalized interest	—	—	—	0.0	0.1	0.5	0.9

	14.4	167.5	129.8	(11.8)	(44.4)	36.0	(47.0)
Fixed Charges:
Interest and debt expense	—	—	—	47.6	112.8	110.3	66.3
Capitalized interest	—	—	—	0.3	1.7	6.2	1.5
Rental expense representative of interest factor	0.8	0.7	0.3	0.7	1.6	1.8	0.8

	0.8	0.7	0.3	48.6	116.1	118.3	68.6
Total adjusted earnings available for payment of fixed charges	$15.2	$168.2	$130.1	$36.8	$71.7	$154.3	$21.6

Ratio of Earnings to Fixed Charges	18.4	225.0	377.1	(a )	(a )	1.3	(a )

(a)	Due to net losses in the period from June 17 through December 31, 2010, the year ended December 31, 2011, and the six months ended June 30, 2013, the ratio of earnings to fixed charges was less than 1. Our earnings were insufficient to cover fixed charges requirements by $11.8 million, $44.4 million, and $47.0 million for the period from June 17, 2010 through December 31, 2010, for the year ended December 31, 2011, and for the six months ended June 30, 2013, respectively.